P.O. Box 343

206 May Street

Radcliffe, Iowa 50230

Phone (515) 899-2164

1-800-423-9903

Fax (515) 899-2147

August 19, 2008

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

Washington, D. C. 20549

Re. Comission File Number  333-41092

       Mirenco, Inc. 10-KSB for the fiscal year ended December 31, 2007

Dear Ms. Cyrkel:

The following is in response to your correspondence dated July 21, 2008:

First , we acknowledge that the officers of Mirenco are responsible for the adequacy and accuracy of the disclosure in the filing of our 10-KSB, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the officers of Mirenco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We at Mirenco have made the appropriate changes to our 10-KSB dated December 31, 2007 as requested by the Securities and Exchange Commission.  Below is a copy of our proposed changes to be reviewed by the Commission.  We look forward to any comments you have regarding this change.

Sincerely,

Glynis Hendrickson, CFO

(515) 899-2164

ITEM 8A(T). Controls and procedures

(a)           Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Principal Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information  required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure. Based on his evaluation, our principal  executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2007.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

(b)          Changes in internal control over financial reporting. There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are  reasonably likely to materially affect, our internal control over financial reporting. Our management team will continue to evaluate our internal control over financial reporting throughout 2008.

Internet: www.mirenco.com                                                     Email: info@mirenco.com